Exhibit 99.1

2116-130 Adelaide St. W. Toronto, ON M5H 3P5 T. 416.360.7590 F. 416.360.7709 www.napalladium.com

For Immediate Release	News Release
June 1, 2007
Trading Symbol TSX – PDL
AMEX – PAL

Drilling at the Narkaus Property in Finland confirms high grade reef and contact style mineralization

This news release contains forward-looking statements.  Reference should be made to

“Forward-looking Statements” at the end of this news release

Toronto, Canada.  North American Palladium Ltd. (“NAP”) is pleased to announce the final results of its drill campaign on the Narkaus (SK Reef) Property in Finland (the “Narkaus Property”).  The Narkaus Property is one of a group of advanced stage PGM deposits located south of Rovaniemi, Finland known as the Arctic Platinum Project (“APP”) over which NAP has a joint venture agreement with Gold Fields Limited (“Gold Fields”).

The Narkaus Property is comprised of three target areas: Kuohunki, Nutturalampi and Siika-Kämä and is located 20 km to the northeast of the Suhanko Property, the subject of a feasibility study by Gold Fields in 2005.  Since the commencement of its drill campaign in February 2006, NAP’s strategy has been to focus on the near surface potential of known mineralization at the Narkaus Property in order to enhance the economics of the larger Suhanko Property and consider alternate development scenarios.  While the mineralized zones at the Narkaus Property are smaller in size than the Suhanko Property, the drilling results support the belief that they are higher in grade. The Narkaus Property covers approximately a 20 km strike length of highly favourable host rock considered to be under-explored.

These final results constitute the completion of the phase one drill campaign (see press release dated October 30, 2006 for previous results from this program) and include the results from a small geotechnical drilling program.  This final set of results comprise 11 diamond drill holes totaling 2,203 metres in length that tested targets at the Siika-Kämä and Kuohunki deposits to depths of just over 300 metres from surface.  Highlights of these latest drill holes are presented below. Drill locations and other details are available at the end of this release and on NAP’s website at www.napalladium.com.

HOLE	FROM	TO	Length (metres)	True length %	Pd/Pt/Au (3E) g/t *	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %	COMMENT
	Kuohunki Underground Target
KUO-130	156.70	157.94	1.24	100	2.327	0.423	1.810	0.094	0.127	0.085	Reef
KUO-130	219.00	220.00	1.00	100	4.615	0.940	3.490	0.185	0.260	0.070	Contact
KUO-131	193.41	195.72	2.31	100	5.818	1.147	4.311	0.360	0.169	0.051	Reef
KUO-131	219.00	221.00	2.00	100	6.175	1.200	4.730	0.245	0.421	0.068	Contact
KUO-132	222.74	227.00	4.26	95	5.058	1.027	3.771	0.260	0.143	0.037	Reef
KUO-133	144.00	148.50	4.50	100	7.469	1.562	5.592	0.315	0.265	0.168	Reef
KUO-133	159.00	160.00	1.00	100	17.597	0.367	3.330	13.900	1.400	0.029	Contact

HOLE	FROM	TO	Length (metres)	True length %	Pd/Pt/Au (3E) g/t *	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %	COMMENT
	Siika-Kämä Underground Target
SII-113	156.69	157.71	1.02	100	8.557	1.600	6.873	0.084	0.032	0.119	Reef
SII-113	178.00	179.00	1.00	100	5.160	0.960	4.100	0.100	0.147	0.046	Contact
SII-114	granite pegmatite vein
SII-123	277.84	278.86	1.02	100	3.239	0.616	2.584	0.039	0.030	0.071	Reef
SII-123	299.94	301.00	1.06	100	6.967	1.370	5.440	0.157	0.175	0.081	Contact
SII-123	319.00	320.00	1.00	100	8.169	1.750	6.280	0.139	0.179	0.086	Contact
	Siika-Kämä Open Pit Target
SII-124	52.03	62.55	10.52	100	3.958	0.836	3.022	0.100	0.216	0.048	Reef
SII-124	74.00	79.00	5.00	100	1.846	0.297	1.524	0.025	0.051	0.031	Contact
SII-125	52.16	53.21	1.05	85	4.328	0.831	3.452	0.045	0.003	0.041	Reef
SII-125	58.00	63.00	5.00	85	2.241	0.413	1.742	0.086	0.080	0.022	Contact
SII-126	50.00	52.34	2.34	100	4.274	0.863	3.340	0.071	0.039	0.042	Reef
SII-126	78.00	80.00	2.00	100	2.226	0.407	1.770	0.049	0.056	0.015	Contact
SII-127	48.07	66.00	17.93	100	7.847	1.551	6.145	0.151	0.148	0.062	Reef

Note:  The column labeled “3E” represents the summation of 3 Elements as follows:  3E = Pd (g/t) + Pt (g/t) + Au (g/t)

The mineralization at both Siika-Kämä and Kuohunki, as outlined by widely spaced drilling to date, occurs as a traditional “reef-style” and “contact-style”.  The reef-style mineralization is interpreted to occur as a gently north-dipping stratiform layer while the contact-style mineralization is interpreted to occur as pods of disseminated mineralization located stratigraphically below the reef-style mineralization.  The Siika-Kämä deposit appears to occur as a fault-displaced block that has been transported approximately seven kilometers to the south-east of the main Narkaus trend.  The Kuohunki deposit is interpreted to occur as forming part of the Narkaus trend.  The host rock for the reef-style mineralization is viewed as being metamorphosed pyroxenite, gabbronorite and peridotite, while the host rock for the contact-style mineralization is viewed as being metamorphosed gabbronorite and pyroxenite.

North American Palladium has contracted with Aker Kvaerner ASA to complete a re-scoping study for the Suhanko project and with P&E Mining Consultants Inc. to conduct open-pit designs and optimization. Metallurgical test work is being conducted by SGS Lakefield Research to examine different processing options, to improve metal recoveries and reduce operating costs.  The results of this work will be compiled in a Technical Report compliant with National Instrument 43-101, which is expected to be released in the coming weeks.

Platinum group elements along with copper-nickel mineralization were first discovered in the area by Outokumpu Oy in 1964 during a regional Cu-Ni exploration program.  The area was further explored by Gold Fields between 2001 and 2004.  In 2005, Gold Fields commissioned a feasibility study on the Suhanko Property, comprising the advanced stage Konttijarvi and Ahmavaara deposits.

Diamond drill core from these drilling programs is transported by joint venture personnel from the various project sites to Rovaniemi, Finland for logging and splitting.  The split samples are transported to the GTK (Finnish Geological Survey) laboratory, an accredited laboratory, for sample preparation and analysis.  At GTK, precious metals are analysed utilizing a standard fire assay with ICP-OES finish and base metals are analysed utilizing an aqua-regia digestion and ICP-OES finish. Mr. Reno Pressacco, Vice President of Exploration & Development for North American Palladium Ltd., is the Qualified Person, as defined in National Instrument 43-101, who supervised the work carried out on the Arctic Platinum Project.

North American Palladium’s Lac des Iles Mine is Canada’s foremost primary producer of palladium.  Its Lac des Iles mine in north western Ontario is among the largest open-pit, bulk mineable palladium operations in the world. The Company’s core palladium business is strengthened by a significant contribution from platinum, gold, nickel and copper by-product metals. Committed to sustainable mining practices and continuous improvement, North American Palladium pursues a growth strategy that involves the acquisition and development of PGM/nickel properties that present the highest level of value creation. In April 2006, the underground mine at Lac des Iles was brought into commercial production and further expansion there is being advanced at the Offset High Grade Zone.  In addition, the Shebandowan nickel-PGM deposit south of Lac des Iles with CVRD Inco and the Arctic Platinum Project in Finland with Gold Fields provide the potential for a significant pipeline for future growth.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company’s underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements. Additional information is available in the Company’s MD&A filed on its website and on www.sedar.com.

For further information, please contact:

James Excell – President & CEO

Tel: (416) 360-7971 ext. 223

Email: jexcell@napalladium.com

Reno Pressacco – Vice President Exploration & Development

Tel: (416) 360-7971 ext. 224

Email: rpressacco@napalladium.com

Donna Yoshimatsu – Director, Investor Relations

Tel: (416) 360-7971 ext. 226

Email: dyoshimatsu@napalladium.com

Hole_ID	Easting	Northing	Elevation	Azimuth	Dip	Depth(m)
	Kuohunki Underground Target
KUO-130	3471782.31	7353719.78	194.13	133.79	-65.10	230.05
KUO-131	3471669.08	7353761.49	192.03	135.94	-69.60	255.50
KUO-132	3471868.20	7353916.46	183.31	136.50	-70.40	281.00
KUO-133	3471998.28	7353816.35	177.24	90.37	-55.40	210.35
	Siika-Kämä Underground Target
SII-113	3475850.17	7347299.90	179.01	137.97	-65.40	204.20
SII-114	3475850.06	7347494.60	181.35	179.91	-70.60	326.40
SII-123	3475899.98	7347499.85	181.05	179.16	-70.40	333.20
	Siika-Kämä Open Pit Target
SII-124	3475739.01	7347110.99	177.17	135.37	-71.30	89.00
SII-125	3475849.95	7347110.06	177.05	- -	-90.00	95.50
SII-126	3475937.96	7347122.04	177.16	134.16	-71.25	91.20
SII-127	3476037.96	7347141.97	177.19	136.37	-70.80	86.90